UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Orient-Express Hotels Ltd.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G67743107

(CUSIP Number)

Mr. Beejal Desai
Vice President – Legal & Company Secretary
The Indian Hotels Company Limited
Mandlik House
Mandlik Road
Mumbai 400 001, India
+91 22 6639 5515

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:

Stephen M. Besen
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
(212) 848-4000

October 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G67743107	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Indian Hotels Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,130,764 Class A Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,130,764 Class A Common Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,130,764 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14		TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP No. G67743107	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samsara Properties Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,130,764 Class A Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,130,764 Class A Common Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,130,764 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. G67743107	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,490 Class A Common Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 82,490 Class A Common Shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,490 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed on September 17, 2007, as amended by Amendment No. 1 filed on December 7, 2007 (“Amendment 1”), Amendment No. 2 filed on December 19, 2007 (“Amendment 2”), Amendment No. 3 filed on April 29, 2009 (“Amendment 3”) and Amendment No. 4 filed on October 18, 2012 (“Amendment 4” and, together with Amendment 1, Amendment 2, Amendment 3 and Amendment 4, the “Schedule 13D”), with the Securities and Exchange Commission, by The Indian Hotels Company Limited (“Indian Hotels”) and Samsara Properties Limited (“Samsara” and, together with Indian Hotels, the “Original Reporting Persons”), relating to the Class A common shares, par value $0.01 per share (the “Shares”), of Orient-Express Hotels Ltd., a company organized under the laws of Bermuda (the “Company”).  Mr. Paul White (“Mr. White” and, together with the Original Reporting Persons, the “Reporting Persons”) is joining in the filing of this Amendment as a reporting person as Mr. White may be deemed to be a member of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with the Original Reporting Persons.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The citizenship information of certain directors of Indian Hotels is amended and set forth in Schedule A hereto and is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 25, 2012, Indian Hotels delivered a letter to Mr. J. Robert Lovejoy, chairman of the board of directors of the Company, a copy of which is attached as Exhibit B hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated October 26, 2012, among The Indian Hotels Company Limited, Samsara Properties Limited and Paul White

B	Letter, dated October 25, 2012, delivered to Mr. Lovejoy

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

October 26, 2012

THE INDIAN HOTELS COMPANY LIMITED

By:	/s/ R.K. Krishna Kumar
	Name:	R.K. Krishna Kumar
	Title:	Vice Chairman

SAMSARA PROPERTIES LIMITED

By:	/s/ Anil P. Goel
	Name:	Anil P. Goel
	Title:	Director

PAUL WHITE

/s/ Paul White

SCHEDULE A

THE INDIAN HOTELS COMPANY LIMITED
Directors

Name and Business Address	Present Principal Occupation	Citizenship
Directors
Ratan N. Tata Bombay House 24 Homi Mody Street Mumbai 400 001 India	Company Director	Republic of India
R. K. Krishna Kumar Bombay House 24 Homi Mody Street Mumbai 400 001 India	Company Director	Republic of India
K. B. Dadiseth Room Nos. 1118/1120 Hilton Towers Nariman Point Mumbai 400 021 India	Company Director	Republic of India
Deepak Parekh Ramon House Backbay Reclamation Churchgate Mumbai 400 020 India	Company Director	Republic of India
Jagdish Capoor 1601, Brooke Ville 359 Mogul Lane Mumbai 400 016 India	Company Director	Republic of India
Shapoor Mistry Shapoorji Pallonji Centre 41-44 Minoo Desai Marg Colaba, Mumbai 400 005 India	Company Director	Republic of Ireland
Mr Nadir Godrej Godrej Industries Limited Pirojshah Nagar Eastern Express Highway Vikhroli (E) Mumbai 400 079 India	Company Director	Republic of India
Raymond N. Bickson The Taj Mahal Palace, Business Centre Apollo Bunder Mumbai 400 001 India	Managing Director	United States of America

Anil P Goel The Taj Mahal Palace Apollo Bunder Mumbai 400 001 India	Executive Director – Finance	Republic of India
Abhijit Mukerji The Taj Mahal Palace Apollo Bunder Mumbai 400 001 India	Executive Director – Hotel Operations	Republic of India
Mehernosh S Kapadia The Taj Mahal Palace Apollo Bunder Mumbai 400 001 India	Executive Director – Corporate Affairs	Republic of India

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated October 26, 2012, among The Indian Hotels Company Limited, Samsara Properties Limited and Paul White

B	Letter, dated October 25, 2012, delivered to Mr. Lovejoy